UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ellington Financial LLC
(Name of Issuer)

Common Shares
(Title of Class of Securities)
288522303
(CUSIP Number)
Daniel Margolis, Esq.
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,294 Common Shares
	(8)	SHARED VOTING POWER 2,575,460 Common Shares
	(9)	SOLE DISPOSITIVE POWER 14,294 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,575,460 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,754 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments LLC (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,575,460 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,575,460 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,460 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,522,253 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,522,253 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,522,253 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 53,207 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 53,207 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,207 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6
Amendment No. 3 to Schedule 13D
This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on January 4, 2012 and August 22, 2012, the “Schedule 13D”) with respect to the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). This Amendment No. 3 is being filed to update the number of Common Shares of the Issuer, and the percent of class, beneficially owned by the Reporting Persons to give effect to certain transactions described below. The information set forth below in Item 3 supplements the information disclosed under the corresponding item of the Schedule 13D, while the information set forth below in Item 5 amends in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in the Amendment No. 3 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following to the end of this section:
On November 2, 2012, pursuant to the Management Agreement, the Issuer issued 42,162 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the third quarter of 2012, resulting in EFM beneficially owning an aggregate of 53,207 Common Shares as of the date hereof.
On December 18, 2012, EMGH sold 212,000 Common Shares in a block sale effected in connection with a transaction described in the Company's Current Report on Form 8-K dated December 18, 2012. The shares were sold at a price per share of $22.00. The proceeds from the block sale are expected be used by EMGH to make an investment in the operating partnership of the Company as further described in the Form 8-K.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety as follows:
(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 2,589,754 shares, which represents beneficial ownership of 12.4% of the total number of Common Shares outstanding as of December 18, 2012. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos(2)	14,294	2,575,460	14,294	2,575,460	2,589,754	12.4%	N/A
VC(3)	0	2,575,460	0	2,575,460	2,575,460	12.3%	Mr. Vranos
EMGH(4)	0	2,522,253	0	2,522,253	2,522,253	12.1%	VC
EFM	0	53,207	0	53,207	53,207	0.3%	VC

(1)
Beneficial ownership is calculated based on 20,527,108 Common Shares outstanding as of December 18, 2012. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of December 18, 2012 by the conversion of any LTIP Units. LTIP Units held by a reporting person are deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.

(2)
Beneficial ownership includes 14,294 Common Shares held directly by Mr. Vranos, 2,522,253 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units — see footnote 4 below) and 53,207 Common Shares held directly by EFM.

SCHEDULE 13D

CUSIP No. 288522303	Page 7

(3)	Beneficial ownership includes 2,522,253 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units — see footnote 4 below) and 53,207 Common Shares held directly by EFM.
(4)
Beneficial ownership includes 2,522,253 Common Shares and 372,162 LTIP Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions.

(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions dated November 2, 2012 and December 18, 2012 contained in Item 3 above is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
EMGH intends to acquire 212,000 partnership units in an operating partnership of the Company as further described in the Company's Current Report on Form 8-K dated December 18, 2012. The transaction is expected to close January 1, 2013. The partnership units will be convertible into Company common shares on a one-for-one basis following the expiration of a two-year holding period (subject to certain additional limitations).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 20th day of December, 2012.
MICHAEL W. VRANOS

/s/ Michael W. Vranos
VC INVESTMENTS L.L.C.

By:	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member
EMG HOLDINGS, L.P.

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman
ELLINGTON FINANCIAL MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President